SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2006

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

22 February 2006	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

MATAV ANNOUNCES AGREEMENT IN PRINCIPLE
ON MAIN TERMS OF CABLE COMPANY MERGER

NETANYA, Israel, February 21, 2006 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV – News), a leading Israeli provider of digital cable television services, today announced that Matav, the Fishman Group, the Yediot Telecommunications Group and the banks holding the shares of Tevel Israeli International Communications Ltd., in the context of their ongoing negotiations on the proposed merger among the cable companies, orally agreed today on the main principles of the proposed merger, except for the issue of the terms of financing of the merged company, agreement of which has not yet been reached. In the context of the merger ,inter alia, Matav will purchase the operations and assets of the other cable companies and issue in return to their shareholders a number of shares pro rata to the number of cable TV subscribers of each cable company. Prior to the proposed merger, Tevel is expected to sell to Matav approximately 125,000 cable TV subscribers at a price that reflects an erterprise value of $1,350 per subscriber and the banks have agreed to fully finance this transaction . The banks are expected to hold their respective shares in the merged company separate from one another in an amount that would represent less than 30% of the issued share capital of the company in the aggregate.

The agreement in principle among the parties is subject to, among other things, the execution of definitive documents by the parties, an agreement on the merged company terms of financing , the corporate approvals of the relevant parties, including the approval of Matav’s shareholders, and various regulatory approvals. There is no assurance that these conditions will be satisfied or that the proposed merger will be consummated on these or any other terms.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2 percent of Partner Communications Ltd., a GSM mobile phone company and 18.5 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh,General Counsel
Matav Cable Systems
Telephone: +972-7-770-77030

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com